Sirit Inc.

04035263

June 28, 2004

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release Intel-Sirit Announcement for SIRIT's file.

Yours truly,

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary
SIRIT Inc.
/encl.

33 City Centre Drive, Suite 250, Mississauga, ON, L5B 2N5 Canada
Tel: (905) 949-4404 Fax: (905) 949-6320 Website: www.sirit.com

Reg. No. 82-3200

sirit Inc. RECEIVED 2004 JUL -7 A 8:57 OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

NR#04-09

RFID by sirit

FOR MORE INFORMATION:

Craig Armitage
Senior Account Executive
The Equicom Group
(416) 815-0700 x246
carmitage@equicomgroup.com

Fred Veinot
Vice President
SIRIT
(800) 498-8760 x225
fveinot@sirit.com

SIRIT TECHNOLOGIES ANNOUNCES TECHNOLOGY COLLABORATION WITH INTEL CORPORATION

Companies to collaborate on Radio Frequency Identification (RFID) technology development

Mississauga, ON – June 28, 2004 – SIRIT Technologies, a wholly-owned subsidiary of SIRIT Inc. (TSX:SI) and leading provider of radio frequency identification (RFID) reader technology, today announced that it signed an agreement with Intel Corporation (NASDAQ: INTC) to collaborate on RFID reader technology development.

The companies will work together to help accelerate the deployment of standards-based building block technology for RFID readers to end users and OEM technology vendors. The agreement includes certain technology licensing and commercial sales components, though the specific terms of the agreement remain confidential.

"RFID readers are an important, emerging enterprise platform that incorporates computing, radio, and networking capabilities," said Angela Biever, general manager of Intel Capital's New Business Initiatives. "SIRIT and Intel are working toward a standards-based platform architecture for intelligent readers that will serve supply chain management and other emerging RFID applications. Intel is very pleased to be working with SIRIT, which we believe has a good track record of developing and delivering RFID reader technology."

"We are proud and honored to have been selected for this initiative, based on our proven expertise and capabilities in RFID reader technology," stated William Staudt, CEO of SIRIT. "SIRIT eagerly looks forward to working closely with Intel in this collaboration."

About SIRIT

Founded in 1993, SIRIT is a leading provider of Radio Frequency Identification ("RFID") solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis on two vertical markets; Supply Chain Management ("SCM") and Automatic Vehicle Identification ("AVI"). The SCM business unit focuses on supply chain and logistics management solutions while the AVI business unit focuses on revenue collection systems such as tolling, including state of the art High Occupancy Tolling solutions, and access control. Following its years of success in

deploying traditional RFID products, SIRIT continues to capitalize on the growing demand for next generation RFID solutions. SIRIT trades on the Toronto Stock Exchange under the symbol SI and has approximately 88 million shares outstanding. For more information, visit www.sirit.com.

For more information on SIRIT visit **www.sirit.com** or call (800) 498-8760.

This news release includes forward-looking statements that are based on certain assumptions and reflect SIRIT's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in SIRIT's filings with the securities regulatory authorities in Canada. SIRIT disclaims any intention or obligation to update or revise any forward-looking statements.

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33 City Centre Drive, Suite 250, Mississauga, ON L5B 2N5 Canada
TEL: (905) 949-4404 FAX: (905) 949-6320